[Letterhead of Sutherland Asbill & Brennan LLP]

CYNTHIA M. KRUS

DIRECT LINE: 202.383.0218

Internet: ckrus@sablaw.com

June 24, 2005

Mr. John Reynolds

Assistant Director

Office of Emerging Growth Companies

Division of Corporation Finance

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	TAC Acquisition Corp.
Registration Statement on Form S-1 filed on March 17, 2005
File No. 333-123382

Dear Mr. Reynolds:

On behalf of TAC Acquisition Corp. (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company in a letter dated June 16, 2005. The Staff’s comments are set forth below in italics and are followed by the Company’s responses.

Prospectus Summary, page 1

1.	We note the additional disclosure regarding the potential use of proceeds for a deposit or lockup payment. It would appear that in the event your proceeds not held in trusts are use in this manner, that you would not have sufficient proceeds to pay for due diligence, negotiations’ expenses, and other expenses that are part of executing a business combination. Assuming you will not forfeit such funds and desire to proceed with a business combination, your existing shareholders would have to incur such expenses. Accordingly, the potential amount they would have to expend would be substantial, and there would be a risk that they would negotiate the repayment as a term of any combination. If the target company does not agree with the nature of management’s excess expenses, management may view such transaction unfavorably. Please advise or revise the appropriate sections to discuss the risks and potential conflict that results from using the available proceeds for a deposit, lockup, or no shop provision. Also, reconcile with the use of proceeds section, which does not indicate that any of the proceeds not held in trust may be used for a deposit or lockup payment.

Mr. John Reynolds

June 24, 2005

The Company has revised the disclosure set forth on pages 20 and 40 of the prospectus in response to the Staff’s comment. In addition, the Company respectfully refers the Staff to the disclosure set forth on page 20 of the prospectus with respect to the Company’s anticipated use of the proceeds not held in trust. Specifically, the Company states, among other things, that it has reserved “approximately $100,000 for reimbursement of expenses in connection with conducting due diligence reviews of prospective target businesses.” Furthermore, the Company has specifically stated its belief that the amount of proceeds not held in trust “will be sufficient to cover the … expenses and reimbursement costs” identified in the “Use of Proceeds” section beginning on page 19 of the prospectus. The Company also respectfully refers the Staff to the disclosure set forth on page 4 of the prospectus, in which the expenses associated with the structuring and negotiation of a business combination, which are referenced in the “Use of Proceeds” section of the prospectus, are defined to include “the making of a down payment or the payment of exclusivity or similar fees and expenses, if any.”

Risk Factors, page 8

2.	We note your response to comment four of our letter dated May 27, 2005. Please consider revising to include a risk factor to discuss the conflict that may exist with due to the fact that target companies that agree to retain initial shareholders in a management capacity or as consultants may be viewed upon favorably to those that make no such agreement.

The Company has revised the disclosure set forth on page 40 of the prospectus in response to the Staff’s comment. In addition, the Company respectfully refers the Staff to the disclosure set forth on page 10 of the prospectus, in which the Company states that it “will not require that the resignation or retention of [the Company’s] current management be included as a condition in any agreement with respect to a business combination.” The Company further states that it “will not consider the inclusion of such a condition as a factor in determining whether to proceed with any potential business combination.” The Company, therefore, does not believe that there is a material risk of a conflict arising in the event a potential target business were to include the retention of management as a condition to a business combination.

3.	We note your response to comment five. It appears there is always a risk that companies that are willing to repay excess expenses will be viewed in a favorable light compared to those not willing. Also, it appears that if a down payment or lockup is required that there will be a high probability that excess expenses will be of significant quantity. As such, the conflict of interest that would arise from such a situation should be discussed.

The Company has revised the disclosure set forth on page 40 of the prospectus in response to the Staff’s comment. In addition, the Company respectfully refers the Staff to the disclosure set forth on page 16 of the prospectus, in which the Company states that it “will not require … that the reimbursement of … out-of-pocket expenses in excess of the available

Mr. John Reynolds

June 24, 2005

proceeds not deposited in the trust account be included as a condition in any agreement with respect to a business combination.” The Company further states that it “will not consider the inclusion of such a condition as a factor in determining whether to proceed with any potential business combination.” In addition, the Company respectfully refers the Staff to the disclosure set forth on page 20 of the prospectus, in which the Company specifically states its belief that the amount of proceeds not held in trust “will be sufficient to cover the … expenses and reimbursement costs” identified in the “Use of Proceeds” section beginning on page 19 of the prospectus. The Company, therefore, does not believe that there is a material risk of a conflict arising in the event a potential target business was to include the reimbursement of out-of-pocket expenses in excess of the available proceeds not deposited in the trust account as a condition to a business combination.

Certain Transactions, page 40

4.	We note your response to coment 23. You have disclosed all of your private share issuances and that several individuals “may be deemed” promoters. Item 404(d) of Regulation S-K requires that you identify promoters and discuss all transactions involving such persons. Please review Rule 405 of Regulation C and revise to disclose the persons that “are” deemed to be promoters.

The Company has revised the disclosure set forth on pages 42 and 44 of the prospectus in response to the Staff’s comment.

Principal Stockholders, page 43

5.	We note your response to comment 11. It would seem that the purpose of evidencing an alignment of interest could be achieved by having the subject individuals purchase warrants directly from the company, which would provide you with additional funds to use in your search and evaluation of target companies. Please advise why it is necessary to evidence such alignment in the aftermarket. Additionally, clarify in the document why the alignment is going to be evidenced through Charles Royce instead of members of management.

The Company advises the Staff that the issuance of additional warrants by the Company, as the Staff proposes, would serve to increase the potential adverse effect of the significant number of warrants that will be outstanding subsequent to completion of this offering. This potential impact would likely negate any benefit attributable to the funds the Company could obtain through the sale of such additional warrants. In this regard, the Company respectfully refers the Staff to the disclosure set forth under the risk factor entitled “Our outstanding warrants may have an adverse effect on the market price of our common stock …” beginning on page 14 of the prospectus.

In addition, the Company advises the Staff on a supplemental basis that the structure of the warrant purchase commitment was established in conjunction with determining the size and

Mr. John Reynolds

June 24, 2005

structure of the Company’s current offering prior to the filing the Company’s initial registration statement on March 17, 2005. Specifically, among other things, the Company was advised by Wedbush Morgan Securities Inc., the representative of the underwriters for the Company’s present offering, that market expectations for special purpose acquisition companies required the inclusion of a warrant purchase commitment. As a result, the Company incorporated a warrant purchase commitment within the structure of its current offering in order to align the interests of the initial stockholders more closely with the interests of investors who purchase shares in the Company’s current offering.

The Company further advises the Staff on a supplemental basis that Mr. Royce agreed to enter into the warrant purchase commitment in connection with his inclusion among the initial stockholders of the Company. Specifically, Mr. Royce, unlike the members of the Company’s management, will not be serving as an officer or director of the Company, and will have no decision-making role with respect to any potential business combination. The warrant purchase commitment, therefore, represents a portion of Mr. Royce’s commitment to the Company in connection with his status as an initial stockholder.

Furthermore, with respect to your supplemental question relating to the language regarding consideration in the second paragraph of the warrant purchase commitment, the Company advises the Staff on a supplemental basis that such language was included, consistent with typical commercial agreements, to ensure that adequate consideration was acknowledged by and between the parties.

Part II Exhibits

6.	Please file the legality opinion with the next amendment.

The Company confirms that the validity opinion of Sutherland Asbill & Brennan LLP, and the consent included therein and incorporated by reference to Exhibit 23.2, has been filed as Exhibit 5.1 to the current amendment to the Company’s Registration Statement on Form S-1. In addition, Sutherland Asbill & Brennan LLP hereby confirms that the reference and limitation to the General Corporation Law of the State of Delaware contained in the above-referenced validity opinion includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting such laws.

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If you have any questions or additional comments concerning the foregoing, please contact Cynthia M. Krus at (202) 383-0218.

Sincerely,

/s/ Cynthia M. Krus

Cynthia M. Krus